UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 28, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

American Tower Corporation

File No. 1-14195 - CF#22765
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American Tower Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.2 to a Form 10-Q filed on November 6, 2008. American Tower Corporation refiled the same contract as Exhibit 10.7 to a Form 10-Q filed on May 8, 2009 containing the same redactions, but with the exhibits to the contract included.

Based on representations by American Tower Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2 to a Form 10-Q filed on November 6, 2008   until November 7, 2013
Exhibit 10.7 to a Form 10-Q filed on May 8, 2009   until November 7, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel